SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Struthers Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                                  863583100
                                (CUSIP Number)

                             Richard H. Rowe, Esq.
                     Proskauer Rose Goetz & Mendelsohn LLP
                       1233 20th Street, N.W., Suite 800
                            Washington, D.C.  20036
                                (202) 416-6820


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 5, 1996

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, fshould be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                            Schedule A to Statement
                                on Schedule 13D
                             filed to Report Event
                             of September 5, 1996

                          Information in Response to
                             Items 2 through 6 of
                         Schedule 13D with respect to
                       Executive Officers and Directors
                           of WINCO Corp. other than
                                Filing Persons
            The business address of each of the following persons, unless otherwise indicated herein, is:
                        1875 Century Park East
                        Suite 930
                        Los Angeles, California  90067
            Unless otherwise indicated herein, each of the following persons is a citizen of the United States. Andrew Y. Yan is a citizen of the Peoples Republic of China.
            None of the following persons have been convicted or subject to any of the judgments, decrees or orders enumerated in Items 2(d) and (e) of
Schedule 13D.
            Unless otherwise indicated in the Statement on Schedule 13D of which this Schedule is a part, none of the following persons beneficially owns any Common Stock or engaged in any transactions in Common Stock within the 60 days prior to September 5, 1996, or is a party to any contracts, arrangements, understandings or relationships with respect to Common Stock. See response to Items 4 and 5 in Statement on Schedule 13D to which the Schedule is a part. [CAPTION]

                                                          Number of Shares of
                                          Principal       Common Stock Has
                                          Occupation if   Right to Acquire
                              Position    other than with under Shareholders'
Name                          with WINCO  WINCO           Agreement

Raoul L. Carrol               Director    Chief Executive         397,500
                                          Officer and
                                          President, WINCOM

Peter G. Olson III            Director    Consultant              -0-
1040 Sky Light View
Colorado Springs, CO 80906

Jarius DeWalt                 Director    Investment Banker,
198,750
                                          M.R. Beal & Company,
                                          Chief Financial
                                          Officer, WINCOM

Michael Muldavin              Director    Adminisration of         39,750
330 Deneve Drive                          Not-for-Profit
Los Angeles, CA  90024                    Sandock Fund


William A. Shea, Jr.          Director    private investor        238,500
25 West 54th Street                 and Chief
New York, New York  10019     Executive
                              Officer

Brett W. O'Keefe              President,                          596,250*
                              Director

Andrew Y. Yan                 Director    Fund Management         397,500
3710 Broadrun Drive                       (EMC)
Fairfax, VA  22033

Sean P. O'Keefe               Director    President, Struthers       -0-**
                                          Industries, Inc.

Richard Wade                  Director    Executive Vice          397,500
                                          President, WINCOM


Greg Tiefer                   Director    Chairman and CEO           -0-
                                          Chiralt Corp
                                          (Biomedical screening,
                                          therapy, drug delivery)

Michael R. Gursey             Director    owner/manager              -0-
                                          Gursey Company,
                                          personal represen-
                                          tation and personal
                                          management of actors


* Brett W. O'Keefe is a 25% beneficiary of the Trust. He holds 397,500 of the Shares through the Pueblo Trust.
** Sean P. O'Keefe is a 50% beneficiary of the Trust and a trustee of the Pueblo Trust and his spouse has the right to acquire 79,500 post split shares under the Shareholders' Agreement.
















Items 2-6.

            This Amendment No. 1 to the Statement on Schedule 13D filed by the Filing Persons to report acquisition of the Shares is filed solely to include Schedule A to that Statement as initially filed. Schedule A includes information about the executive officers and directors of WINCO in response to Items 2 through 6 of Schedule 13D.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[S]                                 [C]
                                          WINCO CORP.
October 16, 1996                    by:   /s/ William A. Shea, Jr.
      Date                                      Signature


                                          William A. Shea, Jr., Director

                                                Name/Title

                                          Northwest Asian Territory
                                            Family Trust III

October 16, 1996                    by:   /s/ J. A. Gommel
      Date                                      Signature


                                          J. A. Gommel, Trustee
                                                Name/Title


October 16, 1996                    by:   /s/ J. A. Gommel
      Date                                      Signature


                                          J. A. Gommel
                                                Name